                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July, 1999


                               DAIMLERCHRYSLER AG
                 (Translation of registrant's name into English)

                   EPPLESTRASSE 225, 70567 STUTTGART, GERMANY
                     (Address of principal executive office)


     [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

              Form 20-F   X                      Form 40-F
                        -----                              ---------


     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

              Yes                                No   X
                 -----------------                  -----


     [If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-                 ]
                                                 -----------------


                           --------------------------



       This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of DaimlerChrysler North America Holding Corporation (Registration Statement Nos.
                         333-10366 and 333-9328.)

                               DAIMLERCHRYSLER AG




         FORM 6-K:   TABLE OF CONTENTS


          1. Unaudited Interim Condensed Consolidated Financial Statements of DaimlerChrysler AG as of June 30, 1999 and for the six and three month periods ended June 30, 1999 and 1998

          2.   Year 2000

          3. Consolidated Interim Report to Stockholders for the period January 1 through June 30, 1999

                           FORWARD-LOOKING INFORMATION

The Consolidated Interim Report to Stockholders of DaimlerChrysler AG for the period January 1 through June 30, 1999 and the information on the year 2000 compliance project included in this report contain forward-looking statements based on beliefs of DaimlerChrysler management. When used in this report, the words "anticipate," "believe," "estimate," "expect," "intend," "plan" and "project" are intended to identify forward-looking statements. Such statements reflect the current views of DaimlerChrysler with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results to be materially different, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products, lack of acceptance of new products or services and changes in business strategy. Actual results may vary materially from those projected here. DaimlerChrysler does not intend or assume any obligation to update these forward-looking statements.

                               DAIMLERCHRYSLER AG


             CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
                     (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                                              Six Months Ended June 30,
                                                         ---------------------------------------------------------------------
                                                                      Consolidated                     Financial Services
                                                         ----------------------------------------  ---------------------------
                                                            1999
                                                          (Note 1)        1999          1998          1999          1998
                                                         ------------  ------------  ------------  -----------  --------------
   Revenues ..........................................   $     74,558 [Euro] 72,316 [Euro] 65,729 [Euro] 4,559  [Euro]  3,780
   Cost of sales .....................................        (57,973)      (56,230)      (51,775)      (3,713)        (2,997)
                                                         ------------  ------------  ------------  -----------  -------------
GROSS MARGIN .........................................         16,585        16,086        13,954          846            783

   Selling, administrative and other expenses ........         (9,208)       (8,931)       (7,593)        (477)          (406)
   Research and development ..........................         (2,836)       (2,751)       (2,462)           -              -
   Other income ......................................            755           733           655           70             64
                                                         ------------  ------------  ------------  -----------    -----------
INCOME BEFORE FINANCIAL INCOME AND INCOME TAXES ......          5,296         5,137         4,554          439            441
   Financial income, net .............................             92            89           464            3             18
                                                         ------------  ------------  ------------  ------------    ----------
INCOME BEFORE INCOME TAXES ...........................          5,388         5,226         5,018          442            459
       Effects of changes in German tax law ..........           (615)         (597)            -           37              -
       Income taxes ..................................         (2,025)       (1,964)       (2,065)        (161)          (163)
                                                         ------------  ------------  ------------  ------------    ----------
   Total income taxes ................................         (2,640)       (2,561)       (2,065)        (124)          (163)
   Minority interests ................................            (16)          (15)          (31)          (2)            (1)
                                                         ------------  ------------  ------------  ------------    ----------
NET INCOME ...........................................          2,732         2,650         2,922          316            295
                                                         ------------  ------------  ------------  ------------    ----------
                                                         ------------  ------------  ------------  ------------    ----------
EARNINGS PER SHARE
   Basic earnings per share ..........................           2.72          2.64          3.13            -              -
                                                         ------------  ------------  ------------  ------------    ----------
                                                         ------------  ------------  ------------  ------------    ----------

   Diluted earnings per share ........................           2.70          2.62          3.04            -              -
                                                         ------------  ------------  ------------  ------------    ----------
                                                         ------------  ------------  ------------  ------------    ----------



                                                                             Three Months Ended June 30,
                                                         ---------------------------------------------------------------------
                                                                      Consolidated                     Financial Services
                                                         ----------------------------------------  ---------------------------
                                                            1999
                                                          (Note 1)        1999          1998          1999          1998
                                                         ------------  ------------  ------------  -----------  --------------
   Revenues ..........................................   $   38,483    [Euro]37,326 [Euro] 33,867 [Euro] 2,340  [Euro]   1,966
   Cost of sales .....................................      (29,798)        (28,902)      (26,777)      (1,903)         (1,566)
                                                         ------------  ------------  ------------  -----------  --------------
GROSS MARGIN .........................................        8,685           8,424         7,090          437             400

   Selling, administrative and other expenses ........       (5,049)         (4,897)       (3,667)        (244)           (191)
   Research and development ..........................       (1,488)         (1,443)       (1,341)           -               -
   Other income ......................................          358             347           178           49              29
                                                         ------------  ------------  ------------  -----------  --------------
INCOME BEFORE FINANCIAL INCOME AND INCOME TAXES ......        2,506           2,431         2,260          242             238
   Financial income, net .............................          (11)            (11)          322            4              13
                                                         ------------  ------------  ------------  ------------    -----------
INCOME BEFORE INCOME TAXES ...........................        2,495          2,420          2,582          246             251
       Effects of changes in German tax law ..........            -              -              -            -               -
       Income taxes ..................................         (945)          (917)        (1,088)         (90)            (94)
                                                         ------------  ------------  ------------  ------------    -----------
   Total income taxes ................................         (945)          (917)        (1,088)         (90)            (94)
   Minority interests ................................          (17)           (16)           (25)          (1)             (1)
                                                         ------------  ------------  ------------  ------------    -----------
NET INCOME ...........................................        1,533          1,487          1,469          155             156
                                                         ------------  ------------  ------------  ------------    -----------
                                                         ------------  ------------  ------------  ------------    -----------
EARNINGS PER SHARE
   Basic earnings per share ..........................         1.53           1.48           1.57            -               -
                                                         ------------  ------------  ------------  ------------    -----------
                                                         ------------  ------------  ------------  ------------    -----------
   Diluted earnings per share ........................         1.52           1.47           1.52            -               -
                                                         ------------  ------------  ------------  ------------    -----------
                                                         ------------  ------------  ------------  ------------    -----------

            ALL 1998 BALANCES HAVE BEEN RESTATED FROM DEUTSCHE MARKS
            INTO EUROS USING THE OFFICIAL FIXED CONVERSION RATE. THE
                ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE
         UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                               DAIMLERCHRYSLER AG


                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                  (IN MILLIONS)

                                                              Consolidated                        Financial Services
                                                -------------------------------------------  -------------------------------
                                                        At June 30,              At            At June 30,         At
                                                                              December                         December
                                                                                 31,                               31,
                                                ----------------------------  -------------  --------------  ---------------
                                                   1999
                                                 (Note 1)         1999            1998           1999             1998
                                                ------------  --------------  -------------  --------------  ---------------
                                                        (unaudited)                           (unaudited)
ASSETS
    Intangible assets ..........................$      3,028   [Euro]  2,937   [Euro] 2,561  [Euro]     145   [Euro]     104
    Property, plant and equipment, net .........      34,216          33,187         29,532             100               53
    Investments and long-term financial assets .       3,313           3,214          2,851             801              702
    Equipment on operating leases, net .........      22,375          21,702         14,662          17,784           11,776
                                                ------------  --------------  -------------  --------------  ---------------
FIXED ASSETS ...................................      62,932          61,040         49,606          18,830           12,635
                                                ------------  --------------  -------------  --------------  ---------------

    Inventories ................................      14,552          14,115         11,796             783              654
    Receivables from financial services ........      34,245          33,215         26,468          33,169           26,460
    Trade and other receivables ................      21,363          20,721         18,380           5,867            6,575
    Securities .................................      13,662          13,251         12,160             888              597
    Cash and cash equivalents ..................       7,941           7,702          6,589           1,114              621
                                                ------------  --------------  -------------  --------------  ---------------
  NON-FIXED ASSETS .............................      91,763          89,004         75,393          41,821           34,907
                                                ------------  --------------  -------------  --------------  ---------------

  DEFERRED TAXES AND PREPAID EXPENSES ..........      10,955          10,625         11,150             311              143
                                                ------------  --------------  -------------  --------------  ---------------
  TOTAL ASSETS .................................     165,650         160,669        136,149          60,962           47,685
                                                ------------  --------------  -------------  --------------  ---------------
                                                ------------  --------------  -------------  --------------  ---------------
LIABILITIES AND STOCKHOLDERS' EQUITY

  STOCKHOLDERS' EQUITY .........................$     33,311  [Euro]  32,309  [Euro] 30,367  [Euro]   5,233  [Euro]    4,462
                                                ------------  --------------  -------------  --------------  ---------------

  MINORITY INTERESTS ...........................         535             519            691              20               17
                                                ------------  --------------  -------------  --------------  ---------------
    Accrued liabilities for retirement plans ...      18,669          18,108         16,618              91               83
    Other accrued liabilities ..................      21,582          20,933         18,011             403              322
                                                ------------  --------------  -------------  --------------  ---------------
  ACCRUED LIABILITIES ..........................      40,251          39,041         34,629             494              405
                                                ------------  --------------  -------------  --------------  ---------------
    Financial liabilities ......................      55,815          54,137         40,430          48,301           36,799
    Trade and other liabilities ................      25,455          24,689         22,097           2,967            2,570
                                                ------------  --------------  -------------  --------------  ---------------
  LIABILITIES ..................................      81,270          78,826         62,527          51,268           39,369
                                                ------------  --------------  -------------  --------------  ---------------

  DEFERRED TAXES AND INCOME ....................      10,283           9,974          7,935           3,947            3,432
                                                ------------  --------------  -------------  --------------  ---------------
  TOTAL LIABILITIES ............................     132,339         128,360        105,782          55,729           43,223
                                                ------------  --------------  -------------  --------------  ---------------
  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY ...     165,650         160,669        136,149          60,962           47,685
                                                ------------  --------------  -------------  --------------  ---------------
                                                ------------  --------------  -------------  --------------  ---------------

          ALL 1998 BALANCES HAVE BEEN RESTATED FROM DEUTSCHE MARKS INTO
               EUROS USING THE OFFICIAL FIXED CONVERSION RATE. THE
           ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE UNAUDITED
                                     INTERIM
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                               DAIMLERCHRYSLER AG

           CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                                  (IN MILLIONS)

                                                                         Six Months Ended June 30,
                                                       --------------------------------------------------------------
                                                                  Consolidated                Financial Services
                                                       ----------------------------------- --------------------------
                                                         1999
                                                       (Note 1)       1999        1998        1999          1998
                                                       ----------  ----------- ----------- ------------  ------------

Net income ............................................$    2,732  [Euro]2,650 [Euro]2,922  [Euro]  316  [Euro]   295
Income applicable to minority interests ................       16           15          31            2             1
Adjustments to reconcile net income to net cash provided
by operating activities:
    Gain on disposals of businesses ....................     (280)        (272)       (281)           -             -
    Depreciation and amortization of  equipment
      on operating leases...............................    1,497        1,452         865        1,337           843
    Depreciation and amortization of fixed assets ......    2,932        2,844       2,691           28            15
    Change in deferred taxes ...........................    1,661        1,611         579          227           136
    Change in financial instruments ....................      121          118        (109)          (9)            -
    (Gain) loss on disposal of fixed assets/securities .     (170)        (165)        (84)          26             -
    Change in trading securities .......................      472          458        (134)           -             -
    Change in accrued liabilities ......................    1,919        1,861       1,056           61            18
    Changes in current assets and liabilities:
      - inventories, net ...............................   (2,103)      (2,040)       (786)        (118)            3
      - trade receivables ..............................   (1,248)      (1,210)       (286)         565           211
      - trade liabilities ..............................      339          329       1,130          116             -
      - other assets and liabilities ...................       99           96       2,210          131           741
                                                       ----------  ----------- ----------- ------------  ------------
CASH PROVIDED BY OPERATING ACTIVITIES ..................    7,987        7,747       9,804        2,682         2,263
                                                       ----------  ----------- ----------- ------------  ------------

Additions to fixed assets:
 - Increase in equipment on operating leases ...........   (9,465)      (9,181)     (5,296)      (7,255)       (3,314)
 - Purchases of property, plant and equipment ..........   (4,049)      (3,927)     (3,900)         (25)          (11)
 - Purchases of other fixed assets .....................     (215)        (209)       (217)         (34)          (29)
Proceeds from disposals of equipment on operating leases    3,898        3,781       3,006        1,312         1,004
Proceeds from disposals of fixed assets.................      340          330         239            8            23
Payments for acquisitions of businesses ................     (678)        (658)       (353)         (31)            -
Proceeds from disposals of businesses ..................      387          375         565            -             -
Increase in receivables from financial services, net ...   (4,245)      (4,117)     (4,899)      (4,330)       (4,945)
Acquisitions of securities (other than trading), net ...   (1,717)      (1,665)     (1,120)          25           (44)
Change in other cash ...................................      773          750      (1,012)           6           494
                                                       ----------  ----------- ----------- ------------  ------------
CASH USED FOR INVESTING ACTIVITIES .....................  (14,971)     (14,521)    (12,987)     (10,324)       (6,822)
                                                       ----------  ----------- ----------- ------------  ------------

Change in financial liabilities (including amounts for
    commercial paper borrowings, net, of [Euro]6,436
    ($ 6,636) and [Euro]303 in 1999 and 1998,
    respectively).......................................   10,203        9,896       4,374        8,089         4,860
Dividends paid .........................................   (2,452)      (2,378)     (6,251)           -          (210)
Proceeds from issuance of capital stock (including
    minority interests) ................................       76           74       3,966           22           274
Purchase of treasury stock .............................        -            -        (264)           -             -
Proceeds from special distribution tax refund ..........        -            -       1,487            -             -
                                                       ----------  ----------- ----------- ------------  ------------
CASH PROVIDED BY FINANCING ACTIVITIES ..................    7,827        7,592       3,312        8,111         4,924
                                                       ----------  ----------- ----------- ------------  ------------

Effect of foreign exchange rate changes on cash
    and cash equivalents (up to 3 months) ..............      600          582         124           24             4
Net increase in cash and cash equivalents
    (up to 3 months) ...................................    1,443        1,400         253          493           369
Cash and cash equivalents (up to 3 months) at
    beginning of period ................................    6,476        6,281       6,634          621           682
                                                       ----------  ----------- ----------- ------------  ------------
CASH AND CASH EQUIVALENTS (UP TO 3 MONTHS) AT
    END OF PERIOD ......................................    7,919        7,681       6,887        1,114         1,051
                                                       ----------  ----------- ----------- ------------  ------------
                                                       ----------  ----------- ----------- ------------  ------------

          ALL 1998 BALANCES HAVE BEEN RESTATED FROM DEUTSCHE MARKS INTO
               EUROS USING THE OFFICIAL FIXED CONVERSION RATE. THE
           ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE UNAUDITED
                                     INTERIM
                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                               DAIMLERCHRYSLER AG

                      NOTES TO UNAUDITED INTERIM CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS
                       (IN MILLIONS, EXCEPT SHARE AMOUNTS)


1.  PRESENTATION OF CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

    DaimlerChrysler AG ("DaimlerChrysler" or the "Group") was formed through the merger of Daimler-Benz Aktiengesellschaft ("Daimler-Benz") and Chrysler Corporation ("Chrysler") in November 1998 ("Merger"). The condensed consolidated financial statements of DaimlerChrysler have been prepared in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP"), except that the Group accounts for certain joint ventures in accordance with the proportionate method of accounting (see Note 2). Prior to December 31, 1998, DaimlerChrysler prepared and reported its consolidated financial statements in Deutsche Marks ("DM"). With the introduction of the euro ("[EURO]") on January 1, 1999, DaimlerChrysler has presented the accompanying consolidated financial statements in euro. Accordingly, the Deutsche Mark consolidated financial statements for prior periods have been restated into euro using the Official Fixed Conversion Rate of [EURO] 1 = DM
1.95583. DaimlerChrysler's 1998 restated euro financial statements depict the same trends as would have been presented if it had continued to present its consolidated financial statements in Deutsche Marks. The Group's consolidated financial statements will, however, not be comparable to the euro financial statements of other companies that previously reported their financial information in a currency other than Deutsche Marks. All amounts herein are shown in millions of euros and as of and for the six and three months ended June 30, 1999, are also presented in U.S. dollars ("$"), the latter being presented solely for the convenience of the reader at the rate of [EURO] 1= $ 1.0310, the Noon Buying Rate of the Federal Reserve Bank of New York on June 30, 1999.

    The Merger was accounted for as a pooling of interests and accordingly, the historical results of Daimler-Benz and Chrysler for 1998 have been restated as if the companies had been combined for all periods presented. The information included in the condensed consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. The condensed consolidated financial statements should be read in conjunction with the December 31, 1998 consolidated financial statements and notes included in the Group's 1998 Annual Report on Form 20-F.

    Commercial practices with respect to the products manufactured by DaimlerChrysler necessitate that sales financing, including leasing alternatives, be made available to the Group's customers. Accordingly, the Group's consolidated financial statements are significantly influenced by activities of a number of "captive" financing entities. To enhance the readers' understanding of the Group's consolidated financial statements, the accompanying financial statements present, in addition to the consolidated financial statements, information with respect to the financial position, results of operations and cash flows of the Group's financial services business activities. Such information, however, is not required by U.S. GAAP and is not intended to, and does not represent the separate U.S. GAAP financial position, results of operations or cash flows of the Group's financial services business activities. Amounts with respect to the financial services business are presented prior to intercompany eliminations of transactions with other Group companies.

    In 1999, the Group transferred responsibility for certain consolidated entities from financial services to other business segments. Consequently, financial information with respect to those consolidated entities is no longer included in the financial services business activities. The 1998 financial services statements have been reclassified to conform with the 1999 presentation.


2.  JOINT VENTURE


    In the first quarter of 1999, DaimlerChrysler acquired the remaining outstanding shares of Adtranz from Asea Brown Boveri for $ 472. The acquisition has been accounted for under the purchase method of accounting. The purchase price has been allocated to assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition, pending final determination of certain acquired balances. This allocation resulted in preliminary goodwill of approximately [EURO] 100, which will be amortized on a straight-line basis over 17 years.

                               DAIMLERCHRYSLER AG


                      NOTES TO UNAUDITED INTERIM CONDENSED
                       CONSOLIDATED FINANCIAL STATEMENTS
                     (IN MILLIONS, EXCEPT SHARE AMOUNTS)

    In 1998, DaimlerChrysler accounted for its investment in Adtranz using the proportionate method of accounting. Accordingly, the consolidated financial statements of DaimlerChrysler as of December 31, 1998 and for the six and three months ended June 30, 1998 included DaimlerChrysler's 50% proportionate interest in the assets and liabilities, results of operations and cash flows of Adtranz. Under U.S. GAAP, DaimlerChrysler's investment in Adtranz was required to be accounted for using the equity method of accounting. The differences in accounting treatment between the proportionate and equity methods did not affect reported shareholders' equity or net income of DaimlerChrysler. Under the equity method of accounting, DaimlerChrysler's net investment in Adtranz would have been included within investments in the balance sheet and its share of the net loss of Adtranz together with the amortization of the excess of the cost of its investment over its share of the investment's net assets would have been reported as a net amount in financial income, net in the Group's statement of income. Additionally, under the equity method, Adtranz' only impact on the Group's cash flow statement for the six months ended June 30, 1998, would have been an investing cash outflow of approximately [Euro] 159 resulting from a capital contribution by DaimlerChrysler.

    Summarized financial information for Adtranz follows:

BALANCE SHEET INFORMATION                                    At December 31,
                                                                  1998
                                                             ---------------
      Fixed assets*) ......................................  [Euro]      728
      Non-fixed assets ....................................              842
                                                                ------------
  TOTAL ASSETS ............................................            1,570
                                                                ------------
                                                                ------------
      Stockholders' equity ................................  [Euro]      385
      Minority interests ..................................                7
      Accrued liabilities .................................              542
      Liabilities .........................................              636
                                                                ------------
                                                                ------------
  STOCKHOLDERS' EQUITY AND LIABILITIES ....................            1,570
                                                                ------------
                                                                ------------

 (*) Includes goodwill, net resulting from the formation of Adtranz of [Euro] 348.

                                                             Six Months Ended    Three Months Ended
                                                               June 30, 1998        June 30, 1998
                                                             ----------------    ------------------
STATEMENT OF OPERATIONS INFORMATION

  Revenues ................................................  [Euro]       766    [Euro]        447
  Operating loss ..........................................               (95)                 (84)
  Net loss ................................................               (65)                 (68)


  CASH FLOW INFORMATION
      Cash flows from:
         Operating activities .............................  [Euro]       (82)
         Investing activities .............................              (118)
         Financing activities .............................               230
      Effect of foreign exchange rate changes on cash .....                 -
                                                             -----------------
      Change in cash (up to three months) .................                30
      Cash (up to three months) at beginning of period ....               155
                                                             -----------------
      Cash (up to three months) at end of period ..........               185
                                                             -----------------
                                                             -----------------

                               DAIMLERCHRYSLER AG


                      NOTES TO UNAUDITED INTERIM CONDENSED
                       CONSOLIDATED FINANCIAL STATEMENTS
                     (IN MILLIONS, EXCEPT SHARE AMOUNTS)

3.  INCOME TAXES

    Effective January 1, 1999, the tax laws in Germany were changed, including a reduction in the retained corporate income tax rate from 45% to 40%. The effects of the changes in the German tax law on the December 31, 1998 deferred tax assets and liabilities of [Euro] 597 (basic: [Euro] 0.60 per share; diluted: [Euro]0.59 per share) were recognized as a charge in the consolidated statement of income in the first quarter of 1999.

4.  INVENTORIES

                                                               At June 30,            At December 31,
                                                                  1999                     1998
                                                             ---------------        -------------------

Raw materials and manufacturing supplies ...............     [Euro]    2,476        [Euro]        2,278
Work in process ........................................               6,101                      4,568
Finished goods, parts and products held for resale .....               9,449                      7,631
Advance payments to suppliers ..........................                 486                        312
                                                             ---------------         ------------------
                                                                      18,512                     14,789
Less: Advance payments received ........................             (4,397)                     (2,993)
                                                             ---------------         ------------------
                                                                      14,115                     11,796
                                                             ---------------         ------------------
                                                             ---------------         ------------------

5.  CASH AND CASH EQUIVALENTS

    As of June 30, 1999 and December 31, 1998 cash and cash equivalents include [Euro] 21 and [Euro] 308, respectively, of deposits with original maturities of more than three months.

6.  STOCKHOLDERS' EQUITY

    The changes in stockholders' equity for the six months ended June 30, 1999 follow (in [Euro]):

                                                                                 Accumulated other
                                                                                comprehensive income
                                                                        -------------------------------------
                                                 Additional              Cumulative   Available-   Minimum
                                        Capital    paid-in    Retained  translation    for-sale    pension
                                         stock     capital    earnings   adjustment   securities  liability    Total
                                        ----------------------------------------------------------------------------

BALANCE AT JANUARY 1, 1999                2,561        7,274    20,533        (509)         528        (20)   30,367
Comprehensive income:
  Net income ......................           -            -     2,650           -            -          -     2,650
  Other comprehensive income ......           -            -         -       1,739         (153)         -     1,586
                                                                                                             -------
  Total comprehensive income ......                                                                            4,236
Issuance of capital stock .........           3           59         -           -            -          -        62
Dividends .........................           -            -    (2,356)          -            -          -    (2,356)
                                        ----------------------------------------------------------------------------
BALANCE AT JUNE 30, 1999                  2,564        7,333    20,827       1,230          375        (20)   32,309
                                        ----------------------------------------------------------------------------
                                        ----------------------------------------------------------------------------

    Total comprehensive income of the Group for the three months ended June 30, 1999 and the six- and the three-month periods ended June 30, 1998 was [Euro] 2,211 , [Euro] 2,474 and [Euro] 444, respectively.

                               DAIMLERCHRYSLER AG


                      NOTES TO UNAUDITED INTERIM CONDENSED
                       CONSOLIDATED FINANCIAL STATEMENTS
                     (IN MILLIONS, EXCEPT SHARE AMOUNTS)

7. STOCK-BASED COMPENSATION

    In the first half of 1999, DaimlerChrysler established a new stock appreciation rights plan (the SAR Plan 1999) which provides eligible employees of the Group with the right to receive cash equal to the appreciation of DaimlerChrysler Ordinary Shares subsequent to the date of grant. The stock appreciation rights (SARs) granted under the SAR Plan 1999 vest in equal installments on the second and third anniversaries from the date of grant. All unexercised SARs expire ten years from the grant date. The exercise price of an SAR is equal to the fair market value of DaimlerChrysler's Ordinary Shares on the date of grant. On February 24, 1999, the Group issued 7.5 million SARs at an exercise price of [Euro] 89.70 and 3.9 million SARs at an exercise price of $ 98.76.
    In the second quarter of 1999, DaimlerChrysler converted all options granted under its existing stock option plans from 1997 and 1998 into SARs. All terms and conditions of the new SARs are identical to the stock options which were replaced, except that the holder of an SAR has the right to receive cash equal to the difference between the exercise price of the original option and the fair value of the Group's stock at the exercise date rather than receiving DaimlerChrysler Ordinary Shares. Conversion of existing stock options into SARs did not result in a material charge in the Group's statement of income.

8. CREDIT FACILITIES

    In June 1999, DaimlerChrysler reached an agreement to consolidate its existing credit facilities into a $ 17 billion revolving credit facility with a syndicate of U.S. and international banks. The new credit agreement is divided into two tranches. The first tranche is a European multi-currency revolving credit facility which allows the Group to borrow up to $ 5 billion for a term of 7 years at interest rates based on LIBOR. The second tranche is a U.S. revolving credit facility which allows the Group to borrow up to $ 12 billion for terms of 1 to 5 years at various interest rates. The agreement was consummated on July 26, 1999.

9.  SEGMENT REPORTING

    During the first quarter of 1999, Chrysler Financial Services and the Services segments were combined in the new segment Services. Prior periods have been reclassified to conform with the 1999 presentation. Segment information for the six- and three-month periods ended June 30, 1999 and 1998 follows (in [Euro]):

                                     Passenger
                                     Cars
                                     and       Commercial
                          Passenger  Trucks    Vehicles
                          Cars       Chrysler, Mercedes-Benz,
                          Mercedes-  Plymouth, Freightliner,
                          Benz       Jeep(R),  Sterling,                Aero-            Elimina-  Consoli-
                          smart      Dodge     Setra        Services    space   Other      tions     dated
                          ---------- --------- ------------ ----------- ------- -------- --------- ----------
FOR THE SIX MONTHS
ENDED:
JUNE 30, 1999
Revenues                     17,389    31,450       12,036       4,889   4,230    2,322         -     72,316
Intersegment sales              622       103          788         956       8      184   (2,661)          -
                          ---------- --------- ------------ ----------- ------- -------- --------- ----------
Total revenues               18,011    31,553       12,824       5,845   4,238    2,506   (2,661)     72,316

Operating Profit (Loss)       1,147     2,778          502         705     282     (98)        15      5,331

JUNE 30, 1998
Revenues                     14.872    29.829       10.769       4.990   3.847    1.422         -     65.729
Intersegment sales              798         1          318         350      17      131   (1.615)          -
                          ---------- --------- ------------ ----------- ------- -------- --------- ----------
Total revenues               15.670    29.830       11.087       5.340   3.864    1.553   (1.615)     65.729

Operating Profit (Loss)       1,036     2,657          487         481     199       17      (83)      4,794

                               DAIMLERCHRYSLER AG


                      NOTES TO UNAUDITED INTERIM CONDENSED
                       CONSOLIDATED FINANCIAL STATEMENTS
                     (IN MILLIONS, EXCEPT SHARE AMOUNTS)

                                              Passenger
                                              Cars
                                              and        Commercial
                                   Passenger  Trucks     Vehicles
                                   Cars       Chrysler,  Mercedes-Benz,
                                   Mercedes-  Plymouth,  Freightliner,
                                   Benz       Jeep(R),   Sterling,               Aero-            Elimina-  Consoli-
                                   smart      Dodge      Setra        Services   space   Other      tions     dated
                                   ---------- --------- ------------ ----------- ------- -------- --------- ----------

FOR THE THREE MONTHS ENDED:
JUNE 30, 1999
Revenues                             9,278    16,249       5,999        2,379   2,313    1,108         -     37,326
Intersegment sales                     293        13         676          675       5       80   (1,742)          -
                                 ---------- --------- ----------- ------------ ------- -------- --------- ----------
Total revenues                       9,571    16,262       6,675        3,054   2,318    1,188   (1,742)     37,326

Operating Profit (Loss)                616     1,322         319          268     189    (172)        15      2,557

JUNE 30, 1998
Revenues                             7,831    14,834       5,692        2,710   2,155      645         -     33,867
Intersegment sales                     366         1         121           97      11       15     (611)          -
                                 ---------- --------- ----------- ------------ ------- -------- --------- ----------
Total revenues                       8,197    14,835       5,813        2,807   2,166      660     (611)     33,867

Operating Profit (Loss)                523     1,304         323          260     156    (105)      (63)      2,398


                                                                   Six months ended       Three months ended
                                                                        June 30,                June 30,
                                                                   ----------------------- -------------------------
                                                                      1999        1998        1999         1998
                                                                   ----------- ----------- ----------- -------------

Income before financial income and income taxes ..................      5,137       4,554       2,431         2,260

  Not allocated:
      certain pension and postretirement benefit costs ...........        175         351          90           175
      merger costs ...............................................          -          30           -            30
  Allocated: certain financial income, net .......................         19       (141)          36          (67)
                                                                   ----------- ----------- ----------- -------------
Consolidated operating profit                                           5,331       4,794       2,557         2,398
                                                                   ----------- ----------- ----------- -------------
                                                                   ----------- ----------- ----------- -------------


    In March 1999, debis AG, a wholly-owned subsidiary of DaimlerChrysler included in the Services segment, sold a portion of its interests in debitel AG in an initial public offering of its ordinary shares for proceeds of [Euro]
 274. The offering of ordinary shares resulted in a gain of [Euro] 256, which is included in other income, and reduced debis' remaining equity interest in debitel to approximately 43%.

    In March 1998, the Group's semiconductor business was sold to an American company, Vishay Intertechnology, Inc., for a gain of approximately [Euro] 100.

                               DAIMLERCHRYSLER AG


                      NOTES TO UNAUDITED INTERIM CONDENSED
                       CONSOLIDATED FINANCIAL STATEMENTS
                     (IN MILLIONS, EXCEPT SHARE AMOUNTS)

10. EARNINGS PER SHARE

    Earnings per share are determined as follows (in millions of [Euro] or millions of shares except earnings per share):

                                                       Six months ended June 30,      Three months ended June 30,
                                                       ------------------------       -----------------------------
                                                          1999             1998           1999             1998
                                                     ----------------  -------------  --------------   ------------

  Basic earnings per share:
    Net income ...................................             2,650          2,922           1,487           1,469
                                                     ----------------  -------------  --------------   ------------
    Weighted average number of shares outstanding            1,002.6          933.0         1,003.0           935.1
                                                     ----------------  -------------  --------------   ------------
    Basic earnings per share .....................              2.64           3.13            1.48            1.57
                                                     ----------------  -------------  --------------   ------------
                                                     ----------------  -------------  --------------   ------------



  Diluted earnings per share:
    Net income ...................................             2,650          2,922           1,487           1,469
    Interest expense on convertible bonds and
    notes (net of tax)............................                 9             12               4               6
                                                     ----------------  -------------  --------------   ------------
                                                               2,659          2,934           1,491           1,475
                                                     ----------------  -------------  --------------   ------------
    Weighted average number of shares outstanding.           1,002.6          933.0         1,003.0           935.1
    Dilutive  effect  of  convertible   bonds  and
    notes ........................................              10.8           24.9            10.8            24.9
    Shares issued on exercise of dilutive options                  -           20.1               -            22.7
    Shares purchased with proceeds of options ....                 -         (13.5)               -           (14.2)
    Shares  applicable  to  convertible  preferred
    stock ........................................                 -            0.5               -             0.4
    Shares contingently issuable .................                 -            1.5               -             1.6
                                                     ----------------  -------------  --------------   ------------
                                                             1,013.4          966.5         1,013.8           970.5
                                                     ----------------  -------------  --------------   ------------
    Diluted earnings per share ...................              2.62           3.04            1.47            1.52
                                                     ----------------  -------------  --------------   ------------
                                                     ----------------  -------------  --------------   ------------


    Excluding the effect on the 1999 consolidated statement of income for the six months ended June 30, 1999, of the income tax charge of [Euro] 597 relating to changes in German tax laws, basic and diluted earnings per share would have been [Euro] 3.24 and [Euro] 3.21, respectively (see Note 3).

                               DAIMLERCHRYSLER AG


                      NOTES TO UNAUDITED INTERIM CONDENSED
                       CONSOLIDATED FINANCIAL STATEMENTS
                     (IN MILLIONS, EXCEPT SHARE AMOUNTS)

11. SUMMARIZED FINANCIAL INFORMATION

    Summarized financial information for DaimlerChrysler North America Holding Corporation (formerly Daimler-Benz North America Corporation), DaimlerChrysler Corporation and Chrysler Financial Company, L.L.C. and their respective consolidated subsidiaries are set forth below (in millions of U.S. $):


DAIMLERCHRYSLER NORTH AMERICA HOLDING CORPORATION                             June 30,          December 31,
     AND CONSOLIDATED SUBSIDIARIES                                              1999                1998
                                                                          -----------------  -------------------

  Receivables, net ...................................................    $         19,641   $            8,589
  Equipment on operating leases, net .................................               7,081                6,002
  Property, plant and equipment, net .................................               1,532                1,548
  Other assets .......................................................               3,927                3,138
                                                                          -----------------  -------------------
  TOTAL ASSETS .......................................................              32,181               19,277
                                                                          -----------------  -------------------
                                                                          -----------------  -------------------

  Current liabilities.................................................              20,790               10,375
  Non-current liabilities.............................................               7,555                5,333
  Stockholder's equity................................................               3,836                3,569
                                                                          -----------------  -------------------
  STOCKHOLDER'S EQUITY AND LIABILITIES ...............................              32,181               19,277
                                                                          -----------------  -------------------
                                                                          -----------------  -------------------


                                           Six months ended June 30,           Three months ended June 30,
                                        -------------------------------   ------------------------------------
                                             1999             1998              1999                1998
                                        --------------   --------------   ----------------   -----------------
Revenues:
  Net sales of products ............... $       10,582   $        7,696   $          5,682   $           3,968
  Finance and lease income.............          1,238              956                690                 491
Operating costs........................         10,853            7,779              5,838               4,040
Net income.............................            348              348                176                 157



DAIMLERCHRYSLER CORPORATION                                                   June 30,          December 31,
     AND CONSOLIDATED SUBSIDIARIES *)                                           1999                1998
                                                                          -----------------  -------------------
  Cash, cash equivalents and marketable securities ...................    $          8,312   $            8,093
  Finance receivables and retained interests in sold receivables .....              17,074               17,179
  Property and equipment, net ........................................              25,328               21,555
  Other assets .......................................................              23,308               22,227
                                                                          -----------------  -------------------
  TOTAL ASSETS .......................................................              74,022               69,054
                                                                          -----------------  -------------------
                                                                          -----------------  -------------------
  Current liabilities.................................................              37,009               30,989
  Long-term debt......................................................               8,848               11,419
  Other noncurrent liabilities........................................              14,247               13,491
  Stockholder's equity................................................              13,918               13,155
                                                                          -----------------  -------------------
  STOCKHOLDER'S EQUITY AND LIABILITIES ...............................              74,022               69,054
                                                                          -----------------  -------------------
                                                                          -----------------  -------------------


*) Including Chrysler Financial Company, L.L.C. and consolidated subsidiaries.

                               DAIMLERCHRYSLER AG


                      NOTES TO UNAUDITED INTERIM CONDENSED
                       CONSOLIDATED FINANCIAL STATEMENTS
                     (IN MILLIONS, EXCEPT SHARE AMOUNTS)


DAIMLERCHRYSLER CORPORATION                     Six months ended June 30,         Three months ended June 30,
     AND CONSOLIDATED SUBSIDIARIES*)         --------------------------------   ---------------------------------
                                                  1999             1998              1999               1998
                                             --------------   ---------------   -----------------   -------------
Revenues:
  Sales of manufactured products ........... $       34,028   $        31,895   $         17,106    $      15,987
  Finance and insurance revenues ...........          1,429               945                778              501
  Other revenues ...........................            850               840                456              417
Total expenses .............................         34,078            31,625             17,266           15,902
Net earnings ...............................          2,229             2,055              1,074            1,003

*) Including Chrysler Financial Company, L.L.C. and consolidated subsidiaries.



CHRYSLER FINANCIAL COMPANY, L.L.C.                                            June 30,          December 31,
     AND CONSOLIDATED SUBSIDIARIES                                              1999                1998
                                                                          ----------------   -------------------
  Finance receivables and retained interests, net ....................    $         16,831   $           17,307
  Vehicles leased, net ...............................................               7,861                4,133
  Loans and other amounts due from affiliates ........................               1,224                1,930
  Other assets .......................................................               1,991                1,940
                                                                          ----------------   -------------------
  TOTAL ASSETS .......................................................              27,907               25,310
                                                                          ----------------   -------------------
                                                                          ----------------   -------------------

  Current liabilities.................................................              14,971                9,946
  Non-current liabilities.............................................               9,688               12,028
  Shareholder's investment............................................               3,248                3,336
                                                                          ----------------   -------------------
  SHAREHOLDER'S INVESTMENT AND LIABILITIES ...........................              27,907               25,310
                                                                          ----------------   -------------------
                                                                          ----------------   -------------------



                                            Six months ended June 30,        Three months ended June 30,
                                         -------------------------------   -------------------------------
                                             1999             1998            1999             1998
                                         --------------   --------------   ------------   ----------------

Net margin and other revenues .......    $          831   $          838   $        419   $            427
Total costs and expenses ............               512              500            244                249
Net earnings ........................               216              228            120                120

    Separate full consolidated financial statements of DaimlerChrysler North America Holding Corporation, DaimlerChrysler Corporation and Chrysler Financial Company, L.L.C. and their respective consolidated subsidiaries are not presented as management has determined that such information is not material to holders of the outstanding debt securities.

YEAR 2000

Many existing computer systems will not be able to properly recognize the year "2000" and future years because they were initially programmed to use only the last two digits to refer to a year. If not corrected, many computer applications could fail or produce erroneous results on and after January 1, 2000. This "Year 2000" or "Y2K" problem threatens to disrupt the business operations and financial condition of companies throughout the world, including DaimlerChrysler.

In response, DaimlerChrysler's Y2K Project Teams in Stuttgart and Auburn Hills are coordinating the compliance efforts initiated by Daimler-Benz and Chrysler before their business combination. The Y2K Project Teams are responsible for developing a comprehensive compliance program to assess potential problems within the Group and its key suppliers, implement and verify remedial action, and devise contingency plans. The Teams have allocated resources to address Y2K compliance issues based on internal assessments of the potential impact of non-compliance on the Group's operations and financial condition. The Teams report to the Board of Management of DaimlerChrysler AG.

STATE OF READINESS

The compliance program includes assessment, testing, remediation, and contingency planning in the areas described below. DaimlerChrysler has engaged outside consultants, programmers and technicians to assist in various phases of the program.

BUSINESS COMPUTER SYSTEMS. These systems include computer hardware and applications and system software used for product design and engineering, manufacturing, materials purchasing, financial reporting, treasury, human resources and other functions. The remediation of these systems is substantially complete.

PLANT FLOOR EQUIPMENT. Emphasis continues to be placed on testing and remediation at DaimlerChrysler's manufacturing and assembly facilities. Substantially all of the equipment and machinery has been inventoried and corrective action to repair or replace critical non-compliant items is nearly complete. DaimlerChrysler believes that substantially all of the critical plant floor equipment is now compliant.

SUPPLIERS. DaimlerChrysler participates in automotive industry trade associations in both North America and Germany (the Automotive Industry Action Group and the VERBAND DER AUTOMOBILINDUSTRIE). Each group has developed a common approach to Y2K compliance among its members, which includes offering Y2K seminars to first, second, and third tier production and non-production suppliers, and confirming their Y2K compliance status through questionnaires and on site reviews. DaimlerChrysler offers a Y2K Remediation Assistance Program to suppliers without adequate compliance programs, and is reviewing key suppliers on a selective basis for compliance.

VEHICLE COMPONENTS. The Y2K problem will not adversely affect the operation of DaimlerChrysler vehicles, because their onboard computer systems function in relation to engine cycles or time elapsed rather than a particular date.

END-USER COMPUTING. Non-compliant desktop computers and related software used by employees will be repaired or replaced. Self-diagnostic Y2K compliance kits and questionnaires have been distributed to employees with desktop computers. Remediation of these items is scheduled for completion during the third quarter of 1999.

DEALERS. DaimlerChrysler is working with its dealers to test the vehicle ordering systems it developed for use by its dealers for Y2K compliance. It is also monitoring dealer compliance efforts with respect to third party software.

The following timetable shows DaimlerChrysler's internal target dates for compliance and the estimated compliance status as of June 30, 1999, by area, and includes each of the business segments in which DaimlerChrysler operates.


                               Y2K PROGRAM TIMING


                                          PLANNED TARGET DATE  STATUS OF COMPLIANCE
                                          FOR 100% COMPLIANCE  AS OF JUNE 30, 1999
                                          -------------------  --------------------

     Critical Business Computer Systems         12/98                 99%
     Critical Plant Floor Equipment              9/99                 96%
     Production and Critical
         Non-Production Suppliers                9/99                 80%(1)
     Vehicle Components                          9/99                100%
     End-User Computing                          9/99                 85%
     Dealers                                     9/99                 93%



(1) Based on surveys and reviews performed by AIAG and VDA, and on information provided by key suppliers which indicates that they have a comprehensive Y2K program in place and a plan designed to achieve compliance before January 1, 2000.

In addition, the European Airbus consortium, Airbus Industrie G.I.E., has issued a report indicating that date-sensitive embedded systems in Airbus Industrie products will not be materially adversely affected by the Y2K problem.

COSTS

DaimlerChrysler estimates that it will spend a total of approximately Euro 260 million in connection with its Y2K compliance project, which it expects to conclude during the first half of next year. It has spent approximately Euro 190 million through June 30, 1999. DaimlerChrysler's total estimated costs do not include costs relating to information technology projects accelerated as a result of the Y2K issue.

DaimlerChrysler does not expect its Y2K remediation costs to be material to its results of operations or financial condition. However, there can be no assurance that the remedial actions undertaken by DaimlerChrysler will be completed successfully by the time necessary to avoid dating systems problems, or that the cost of such remedial actions will not be material.

RISKS

DaimlerChrysler's most reasonably likely worst case Y2K scenario is the temporary disruption of its manufacturing operations due to the inability of one or more suppliers to ship parts because of a Y2K problem. Such disruption could result in lost sales and profits by impairing DaimlerChrysler's ability to obtain the materials and services, including energy, necessary to produce vehicles. A prolonged disruption at one or more facilities, as well as the cost of avoiding such disruption, could have a material adverse effect on DaimlerChrysler's financial condition and results of operations.

CONTINGENCY PLANS

The Y2K Project Teams have evaluated various business disruption scenarios as well as pre-existing "crises management plans" within the Group, and expect to have Y2K contingency plans for critical operations developed by September 30, 1999. These plans will likely include a combination of actions including stockpiling of components and selective resourcing of materials to Y2K compliant suppliers.

Various statements in this section about DaimlerChrysler's Y2K program, including its implementation schedule, expected costs, anticipated results, and most reasonably likely worst case scenario constitute forward-looking information. The impact of the Y2K problem on DaimlerChrysler is subject to many uncertainties, including its ability to remediate systems on a timely basis and the successful remediation of systems controlled by third parties. Accordingly, the costs of remediation and the effect that Y2K related disruptions could have on DaimlerChrysler's results of operations and financial condition could vary materially from those described above.

                                 DaimlerChrysler




                           Consolidated Interim Report
                         January 1 through June 30, 1999



                                 [Photo Omitted]



                               Revenues up by 10%
                               to Euro 72 billion


                            Operating profit improved
                           to Euro 5.3 billion (+11%)


            Earnings per share increased from Euro 3.02 to Euro 3.11
                          (excluding one-time effects)

DaimlerChrysler


                                 Jan.-June   Jan.-June   Jan.-June   Apr.-June   Apr.-June   Apr.-June
                                      1999        1999        1998        1999        1999        1998
                                   US $(1)      [Euro]      [Euro]     US $(1)       [Euro]      [Euro]
                                 ---------   ---------   --------    ---------   ---------   ---------
Amounts in millions
(except per share)
Revenues                            74,558      72,316     65,729       38,483      37,326      33,867
                                    ------     -------    -------       ------      ------      ------
   European Union                   25,598      24,828     22,157       13,795      13,380      12,323
                                    ------     -------    -------       ------      ------      ------
   of which, Germany                15,213      14,756     13,533        8,451       8,197      7,990
                                    ------     -------    -------       ------      ------      ------
   USA                              39,660      38,468     34,210       20,542      19,924      17,794
                                    ------     -------    -------       ------      ------      ------
   Rest of World                     9,300       9,020      9,362        4,147       4,022       3,750
                                    ------     -------    -------       ------      ------      ------
Employees (June 30)                            463,081    433,892
                                    ------     -------    -------       ------      ------      ------
Investments in Property,
Plant and Equipment                  4,049       3,927      3,900        2,354       2,283      2,108
                                    ------     -------    -------       ------      ------      ------
Cash Provided by
Operating Activities                 7,987       7,747      9,804
                                    ------     -------    -------       ------      ------      ------
Operating Profit                     5,496       5,331      4,794        2,636       2,557      2,398
                                    ------     -------    -------       ------      ------      ------
Operating Profit adjusted(2)         5,232       5,075      4,550        2,631       2,552      2,374
                                    ------     -------    -------       ------      ------      ------
Net Income(2)                        3,220       3,123      2,820        1,530       1,484      1,488
                                    ------     -------    -------       ------      ------      ------
Per Share(2)                          3.21        3.11       3.02         1.53        1.48      1.59
                                    ------     -------    -------       ------      ------      ------



1) Rate of exchange based on the noon buying rate on June 30, 1999 of Euro 1 = US $ 1,0310
2) excluding one-time effects, net income and earnings per share also adjusted for the effects of changes in German tax law in 1999.

Revenues by Regions
In billions of [Euro]       Jan. - June 1998        Jan. - June 1999

Germany                                 13.5                    14.8
EU excluding Germany                     8.6                    10.1
USA                                     34.2                    38.5
Other Markets                            9.4                     9.0



UNIT SALES OF THE VEHICLES DIVISIONS
(wholesales)

                                                   Jan.-June     Jan.-June     Apr.-June    Apr.-June
                                                        1999          1998          1999         1998

Passenger Cars                                       519,087       427,687       275,807      226,882
(Mercedes-Benz, smart)
-----------------------------------------------------------------------------------------------------
   European Union                                    349,030       269,315       184,649      144,403
-----------------------------------------------------------------------------------------------------
   of which, Germany                                 200,084       157,758       108,618       83,470
-----------------------------------------------------------------------------------------------------
   USA                                                92,202        88,171        49,035       48,133
-----------------------------------------------------------------------------------------------------
   Japan                                              27,002        20,973        14,469        9,618
-----------------------------------------------------------------------------------------------------
   Rest of World                                      50,853        49,228        27,654       24,728
-----------------------------------------------------------------------------------------------------

Passenger Cars & Trucks                            1,684,822     1,675,089       848,964      849,369
(Chrysler, Plymouth, Jeep(R), Dodge)
-----------------------------------------------------------------------------------------------------
   NAFTA                                           1,601,348     1,567,398       808,303      798,458
-----------------------------------------------------------------------------------------------------
   of which, USA                                   1,422,662     1,355,013       710,213      682,240
-----------------------------------------------------------------------------------------------------
   Rest of World                                      83,474       107,691        40,661       50,911
-----------------------------------------------------------------------------------------------------

Commercial Vehicles                                  270,510       229,074       142,438      121,155
(Mercedes-Benz, Freightliner, Sterling, Setra)
-----------------------------------------------------------------------------------------------------
   European Union                                    132,147       114,209        70,424       61,402
-----------------------------------------------------------------------------------------------------
   of which, Germany                                  56,070        48,572        29,876       26,424
-----------------------------------------------------------------------------------------------------
   USA                                                85,615        45,637        44,902       23,671
-----------------------------------------------------------------------------------------------------
   South America                                      20,596        30,756        10,343       15,612
-----------------------------------------------------------------------------------------------------
 Rest of World                                        32,152        38,472        16,769       20,470


Revenues by Segment
In billions of [Euro]                             Jan. - June 1998    Jan. - June 1999
Passenger Cars
   Mercedes-Benz, smart                                       15.7                18.0
Passenger Cars & Trucks
   Chrysler, Plymouth, Jeep, Dodge                            29.8                31.6
Commercial Vehicles
   Mercedes-Benz, Freightliner, Sterling, Setra               11.1                12.8
Services                                                       5.3                 5.8
Aerospace                                                      3.9                 4.2
Other Industrial Businesses                                    1.3                 2.3


BUSINESS REVIEW

The first half of 1999 was another very successful period for DaimlerChrysler. Revenues rose by 10% to Euro 72.3 billion, while operating profit improved by 11% to Euro 5.3 billion. The increases in revenues and earnings were especially marked in the divisions Aerospace and Passenger Cars Mercedes-Benz, Smart. At the same time we made decisive progress with the DaimlerChrysler Post-Merger Integration process.

OPERATING PROFIT UP BY 11%. In the first six months of 1999 DaimlerChrysler continued to improve its profitability with operating profit rising to Euro 5.3 billion (Euro 4.8 billion a year before). Excluding one-time effects in both 1998 and 1999 operating profit rose by 12% to Euro 5.1 billion. All divisions contributed to these higher earnings. The improvement in earnings was particularly good in the divisions Aerospace and Passenger Cars Mercedes-Benz, Smart. After adjusting for one-time effects net income rose by 11% to Euro 3.1 billion.

STRONG GROWTH IN REVENUES IN THE FIRST HALF. Group revenues rose by 10% to Euro 72.3 billion in the first six months of the year. The largest contribution (Euro 31.6 billion) came from the division Passenger Cars and Trucks Chrysler, Plymouth, Jeep, Dodge. The largest increases were achieved by the divisions Passenger Cars Mercedes-Benz, Smart (+15%) and Commercial Vehicles Mercedes-Benz, Freightliner, Sterling, Setra (+16%). But all the other divisions were also able to improve their revenues. The proportion of revenues accounted for by the automotive divisions in the first half was 84%. Services contributed 7% and Aerospace 6% of total Group revenues.

A regional breakdown shows expansion of revenues in Germany of 9% to Euro
14.8 billion, +17% in other countries of the European Union to Euro 10.1 billion and +12% in the USA to Euro 38.5 billion. These improvements were more than sufficient to compensate for developments in the other markets - particularly in South America and Asia where the levels of the previous year were not achieved.

DEVELOPMENTS IN THE SECOND QUARTER. In the second quarter of 1999 compared with the same period of the previous year Group revenues increased by 10% to Euro
37.3 billion. Operating profit was up by 7% to Euro 2.6 billion. Adjusted net income reached Euro 1.5 billion (1998: Euro 1.5 billion).

FURTHER WORKFORCE EXPANSION. At the end of June 1999 463,000 people were employed by the DaimlerChrysler Group. As well as the positive developments in almost all business units the further increase in the number of employees at DaimlerChrysler was mainly caused by the full consolidation of Adtranz.

FURTHER DEVELOPMENT OF THE CORPORATE PORTFOLIO. After our decision in January to acquire the remaining 50% stake in the railway systems company, Adtranz, from our joint venture partner ABB, further important steps were taken affecting the Group's future portfolio. In March we sold a 10% stake in the telephone company, debitel, to private and institutional investors in the context of its initial public offering. In July the Board of Management and the Supervisory Board decided to sell another 32% of debitel's shares to Swisscom.

Diagramm: share price index

(AS OF NOV. 17, 1998)

           DaimlerChrysler    DAX    MSCI Automobiles Index
11/17/98        100.0        100.0          100.0
12/04/98        105.3        101.5          100.5
12/23/98        113.3        105.2          101.0
01/15/99        126.5        105.1          108.7
02/05/99        123.7        107.7          114.0
02/26/99        119.3        103.6          113.2
03/19/99        120.2        108.0          121.2
04/09/99        123.2        108.5          123.2
04/30/99        131.1        113.3          127.4
05/21/99        121.6        111.0          120.2
06/11/99        118.3        111.9          126.7
07/02/99        120.2        116.6          132.2
07/16/99        123.7        118.8          133.9

In June we signed a letter of intent with the Spanish state company SEPI regulating the cross-border merger of Dasa and Casa and thus strengthening DaimlerChrysler's position in the Aerospace industry.

In the automotive sector we expanded our position in the North American bus market by setting up a joint venture between Freightliner and Mayflower Corporation for the manufacture and distribution of commercial buses.

Furthermore, we decided to get involved in the segment of super sports cars with the construction of the innovative super sports car Mercedes-Benz SLR together with our Formula 1 partner, McLaren.

INTEGRATION PROJECTS RUNNING TO PLAN. DaimlerChrysler's process of integration is making rapid progress and significant projects have already been successfully completed. These include the start-up of M-Class production in Graz, joint development of the fuel cell activities in Stuttgart, the development of the eletric vehicle in Auburn Hills and the harmonization of workflow standards as well as the installation of uniform performance measures for corporate controlling.


PASSENGER CARS
Mercedes-Benz, smart(R)

                          Jan.-June   Jan.-June    Apr.-June    Apr.-June
                               1999        1998         1999        1998
Amounts in millions          [Euro]      [Euro]       [Euro]      [Euro]

Operating Profit              1,147       1,036          616         523
Revenues                     18,011      15,670        9,571       8,197
Wholesales (units)          519,087     427,687      275,807     226,882
Production                  549,245     433,108      280,587     221,099
Employees (June 30)(1)      100,757      94,388


(1) Plus a further 32,103 employees engaged in joint sales of Mercedes-Benz and smart cars and Mercedes-Benz, Freightliner, Sterling and Setra commercial vehicles.

POSITIVE DEVELOPMENTS AT MERCEDES-BENZ AND SMART. In the division Mercedes-Benz, Smart the very pleasing trend continued in the second quarter. Unit sales of 519,100 Mercedes-Benz and Smart cars in the first half represented an increase of over 21%. Revenues went up by 15% to Euro 18.0 billion. Despite additional expenses in connection with the repositioning of the Smart, the division's operating profit rose by 11% to Euro 1.1 billion.

In the second quarter alone unit sales were boosted by 22% to 275,800 cars. While revenues increased by 17% to Euro 9.6 billion, operating profit reached Euro 616 million (+18%).

FURTHER INCREASE IN UNIT SALES AT MERCEDES-BENZ. The high growth rates we achieved in the first half of the year meant that we were able to improve our share in markets that stagnated or expanded only slightly. This was due to our attractive products which enable us to win new customers to the Mercedes-Benz brand, for example, the new S-Class, the M-Class, the A-Class and the face-lifted E-Class which was presented in June. In the particularly important German market we boosted unit sales by 17% to 184,800 cars. In the other countries of the European Union we also achieved a strong increase of 24% to 138,200 cars. There were particularly positive developments in Great Britain (+34%), Spain (+48%) and Belgium (+43%).

In Japan we were able to increase new registrations of Mercedes-Benz cars by 35% to 26,600 units (wholesales: 27,000; +29%) despite a further reduction in the size of the market as a whole, a new record for our most important market in Asia. There were also positive sales developments in the USA with a figure of 89,800 units, an improvement of 3% (wholesales: 92,200; +5%).

In South America there is lively customer interest in the A-Class after the commencement of production in Juiz de Fora, Brazil, and the car's launch at the beginning of June. The continuing difficult economic situation in Latin America is presently dampening sales, however.

UPTURN WITH THE SMART. In the second quarter the most positive developments were shown by the Smart brand, however. Sales were tripled in comparison with the first quarter to over 28,500 units, thus fulfilling our expectations of the repositioning of the City Coupe and the associated marketing offensive. Moreover, there has not only been an upturn in sales figures, but the image of the car has also improved decisively, both among the general public and in the media. The Smart is therefore becoming a quite common sight on Europe's roads. Against this background we are confident that in 1999 about 80,000 units will be sold.


PASSENGER CARS & TRUCKS
Chrysler, Plymouth, Jeep(R), Dodge

                          Jan.-June   Jan.-June    Apr.-June   Apr.-June
                               1999        1998         1999        1998
Amounts in millions          [Euro]      [Euro]       [Euro]      [Euro]

Operating Profit              2,778       2,657        1,322       1,304
Revenues                     31,553      29,830       16,262      14,835
Shipments (units)         1,684,822   1,675,089      848,964     849,369
Production                1,668,888   1,613,751      844,941     811,472
Employees (June 30)         129,566     127,199


UNIT SALES AGAIN HIGHER. In the first half of 1999 the division Passenger Cars and Trucks Chrysler, Plymouth, Jeep, Dodge shipped 1,685,000 units worldwide, a small increase over the very high level of the same period of the previous year. Revenues were 6% higher at Euro 31.6 billion, also 6% higher in dollar terms at US$ 34.4 billion. Operating profit for the first six months of 1999 rose by 5% to Euro 2.8 billion.

Business was especially positive in the second quarter with revenues 10% higher than a year before. This increase was principally due to an improved product mix and the strengthening of the US dollar against the euro, and was partially offset by higher average sales incentives. The division achieved an operating profit of Euro 1.3 billion in the second quarter.

The increase in units shipped was mainly a result of improved shipments of the Jeep Grand Cherokee, Dodge Durango and full-size sedans of all brands as compared with 1998. These increases were largely offset by declines in shipments of Dodge Stratus, Neons and minivans. While the division was able to raise its sales within the NAFTA region, due to the economic crisis in Latin America it was not possible to maintain sales in this region at last year's levels; outside North America shipments declined by 22% to 83,500 units in the first half. In Europe there were shipments of 57,300 units (1998: 51,100). Due to continued economic growth in the USA vehicle production increased to almost 1,670,000 (1998: 1,614,000).

MARKET SHARE BROADLY MAINTAINED. Combined USA and Canada market share of 16.0% was achieved for cars and trucks in the first half of 1999, compared with 16.2% in the first six months of 1998. US car market share for the brands Chrysler, Plymouth, Jeep and Dodge declined slightly by 0.1 percentage points to 9.2%. This was primarily due to the lower retail sales of Neons and mid-size sedans. However, market share improved for full-size sedans. The slight decline in US light truck market share in the first six months of this year to 22.6% (22.9% a year before) was mainly caused by a decrease in retail sales of minivans, but was partially offset by higher retail sales of Jeep Grand Cherokees and Dodge Durangos.

In order to gain more flexibility for the expansion of our activities in Europe, we acquired the 49% stake in Eurostar held by our joint venture partner, Magna. At Eurostar in Graz we currently produce the Chrysler Voyager for the European market. Furthermore, we intend to invest US$ 435 million in the modernization and expansion of the St. Louis North plant for light trucks, where the very popular Dodge Ram Quad Cab is produced.


COMMERCIAL VEHICLES
Mercedes-Benz, Freightliner, Sterling, Setra

                          Jan.-June   Jan.-June    Apr.-June   Apr.-June
                               1999        1998         1999        1998
Amounts in millions          [Euro]      [Euro]       [Euro]      [Euro]

Operating Profit                502         487          319         323
Revenues                     12,824      11,087        6,675       5,813
Wholesales (units)          270,510     229,074      142,438     121,155
Production                  278,082     244,978      141,367     124,480
Employees (June 30)(1)       88,577      87,869


(1) Plus a further 32,103 employees engaged in joint sales of Mercedes-Benz and smart cars and Mercedes-Benz, Freightliner, Sterling and Setra commercial vehicles.

NEW RECORD FIGURES FOR UNIT SALES. The division Commercial Vehicles Mercedes-Benz, Freightliner, Sterling, Setra increased its unit sales in the first half of 1999 by 18% to 270,500 vehicles. In the same period revenues rose from Euro 11.1 billion to Euro 12.8 billion. Operating profit also improved to Euro 502 million.

In the second quarter unit sales were up by 18% to 142,400 vehicles. Revenues went up by 15% at Euro 6.7 billion, while operating profit was similar to the figure achieved a year ago.

Developments in North America were especially pleasing, our business unit Commercial Vehicles NAFTA achieved new records for both unit sales and revenues. The unit Vans Europe also showed a very positive development in the first half. For these reasons the division as a whole was able to fully compensate for the effects of the crises in Latin America and Turkey.

POSITIVE TRENDS IN THE BUSINESS UNITS. The business unit Commercial Vehicles Europe improved its market position in the segment above 6t in the first half and increased sales by 7% to 44,900 units. The exceptionally positive market response to the new Atego models in the segment 6-16t resulted in a gain in market share of almost 7 percentage points in Western Europe. In voting for the "Best Commercial Vehicles of 1999" in Germany, the Actros and the Atego trucks by Mercedes-Benz topped four out of five categories.

In the business unit Vans Europe the Vito, V-Class, Sprinter and Vario were able to maintain their prime position in the segment 2-6t. Sales rose in the first half of 1999 by 9% to 101,900 units. The facelifts to the Vito and the V-Class (including the introduction of new CDI diesel engines) were received very positively by the market. As with the heavy trucks the vans were also very successful in the voting for the "Best Commercial Vehicles of 1999". Our products took the first three places in the segment for light trucks up to 7.5t.

The business unit Buses Europe sold over 3,200 vehicles in the first half of the year. Sales slumped in Turkey because of its economic crisis. But the effects of this weaker market were partially offset as demand in Western Europe for long-distance buses produced in Turkey was as high as ever.

The business unit Commercial Vehicles NAFTA continued its successful development in the first half of 1999. Sales soared by 73% to 95,500 units, mainly because of trucks from the new brand, Sterling, which was launched in the first half of 1998, and school buses from the specialist Thomas Built Buses. Due to high demand, production figures have been increased at all plants in the USA as well as at the Santiago plant in Mexico. In order to further strengthen its position in the bus market, Freightliner started a joint venture with Mayflower Corporation.

The business unit Commercial Vehicles Latin America sold about 21,000 vehicles - this figure was lower than a year before due to the economic and financial crises in Brazil and resulted in a noticeable impact on earnings.

The business unit Powertrains achieved revenues of Euro 1.6 billion and was thus able to maintain the high level of the previous year. Its business with external customers included significantly higher contracts for the supply of steering units and axles.


SERVICES
Financial Services, IT Services

                        Jan.-June   Jan.-June    Apr.-June     Apr.-June
                             1999        1998         1999          1998
Amounts in millions(1)     [Euro]      [Euro]       [Euro]        [Euro]
Operating Profit              705         481          268           260
Revenues                    5,845       5,340        3,054         2,807
Employees (June 30)        24,236      20,103


(1) Figures for 1998 including Telecom Services

CONTINUED DYNAMIC GROWTH. In our Services division integration of debis and Chrysler Financial Services is continuing very successfully. Debis increased its revenues from the operative business in the first half of the year by 24% (calculated without Telecom Services) to Euro 5.8 billion. The company improved its operating profit in the first half to Euro 705 million (Euro 481 million a year before). This figure includes a one-time gain of Euro 256 million from the sale of shares in debitel in March. When adjusted for one-time effects in both years, earnings were similar to those in the first half of 1998. The sale announced in July of another 32% of shares in debitel to Swisscom will have a positive impact on profit before taxes in the second half of the year amounting to over Euro 850 million. After the debitel decision the Services division will concentrate on the growth units Financial Services and IT Services.

In the second quarter revenues were, on a comparable basis, 22% higher than a year before at Euro 3.1 billion and operating profit rose to Euro 268 million.

HIGHER VOLUMES OF BUSINESS AT FINANCIAL SERVICES. Financial Services achieved revenues of Euro 4.6 billion, 20% higher than the comparable figure in 1998. All regional areas of responsibility contributed to the 27% increase in new business. The portfolio serviced was at a record high of Euro 85.8 billion at the end of June. Moreover, we founded or acquired additional companies in Asia, Russia and other European countries in order to enhance our competitiveness and to strengthen our regional presence.

MORE GROWTH AT IT SERVICES. The revenues of the IT Services business unit increased by 41% in the first six months to Euro 1.3 billion. This is due to both domestic expansion (+27%) and the development of international business (+116%). New orders valued at Euro 1,521 million were obtained (Euro 1,463 million in the same period of 1998).

AEROSPACE
Civil Aircraft, Military Aircraft, Space Systems, Satellites, Defense and Civil Systems, Aero Engines


                        Jan.-June   Jan.-June    Apr.-June   Apr.-June
                             1999        1998         1999        1998
Amounts in millions        [Euro]      [Euro]       [Euro]      [Euro]

Operating Profit              282         199          189         156
Revenues                    4,238       3,864        2,318       2,166
Employees (June 30)        45,996      45,190



10% INCREASE IN REVENUES. In the first half of 1999 the Aerospace division increased its revenues by 10% over the first half of 1998 resulting in Euro 4.2 billion (Euro 3.9 billion a year before). The Civil Aircraft business unit, which significantly increased its shipments of aircraft and aircraft parts for the Airbus program as a result of the expansion of its manufacturing facilities, achieved the largest share (Euro 1.7 billion) and the strongest growth (+23%). In the Military Aircraft business unit revenues stayed at the same high level as the year before. With the exception of the Satellites business unit, which showed a reduction in revenues as a result of invoicing practices, all other areas were able to expand by up to 10%.

In the second quarter of 1999 revenues of Euro 2.3 billion (Euro 2.2 billion a year before) were 7% higher than in the same period of last year. More than a third of this figure was accounted for by the Civil Aircraft business unit. The business unit's operating profit for the first half rose significantly from Euro 199 million to Euro 282 million with Euro 189 million of this being earned in the second quarter (+21%).

TIGER MILITARY HELICOPTER GOES INTO PRODUCTION. In June the state contractors and the industry partners signed the contract for the manufacture of the first 160 of the German-French Tiger military helicopter. This will be shown in Dasa's order books for July with a volume of around Euro 800 million.

Incoming orders of Euro 4.0 billion in the first half of 1999 did not match the previous year's level of Euro 6.8 billion. In 1998 the business units Military Aircraft and Aero Engines received the orders for the preparation of the series production of the Eurofighter and the Civil Aircraft business unit participated in the boom in the civil aircraft market with large orders. In the business unit Defense and Civil Systems incoming orders were also considerably lower than last year as by the end of June only 39% of the total orders expected for the year as a whole had been received (51% a year before).

Incoming orders in the second quarter of 1999 were marked by orders for a large number of Airbus aircraft, mainly received at the international air show at Le Bourget in France.



OTHER INDUSTRIAL BUSINESSES
Rail Systems, Automotive Electronics, MTU/Diesel Engines


                              Jan.-June   Jan.-June    Apr.-June   Apr.-June
                                   1999        1998         1999        1998
Amounts in millions              [Euro]      [Euro]       [Euro]      [Euro]


  Rail Systems (1)
  Revenues                        1,521       1,532          819         894
  Incoming Orders                 1,503       2,038        1,056         942
  Employees (June 30)            23,904      24,434

  Automotive Electronics
  Revenues                          447         357          227         178
  Incoming Orders                   570         402          288         217
  Employees (June 30)             4,955       4,302

  MTU/Diesel Engines
  Revenues                          370         388          212         205
  Incoming Orders                   402         460          234         249
  Employees (June 30)             5,846       5,827



(1) 50% consolidation in 1998


ADTRANZ STARTS TURNAROUND PROGRAM. In the first half of the year Adtranz created product units with worldwide responsibility and in this way enhanced cost transparency for the managers responsible for the operative business. Adtranz is now working intensively on a comprehensive TurnAround Program which will be completed and put into implementation soon. By increasing the proportion of standardized components the company will be able to achieve more attractive margins with new orders. Adtranz has a 55% stake in a consortium which in the first half of the year received the world's largest contract of its kind worth Euro 180 million for the electrification of 950 km of railway track in China.

STRONG GROWTH FOR AUTOMOTIVE ELECTRONICS. The Automotive Electronics business unit grew faster than the market in the first six months of this year. Revenues rose by 25% to Euro 447 million while incoming orders actually went up by 42% to Euro 570 million. This growth was mainly caused by above-average expansion in the areas of anti-lock braking systems, occupant protection, sensor systems and small motors. After the transfer of the voice recognition operations from Dasa the business unit will also be active in this promising field. Because of these extremely positive business developments we created 320 new jobs in this business unit in the first half of the year.

REVENUES AND INCOMING ORDERS AT MTU/DIESEL ENGINES ALMOST AS HIGH AS LAST YEAR. The business unit MTU/Diesel Engines achieved revenues of Euro 370 million in the first six months of this year - just a little less than the high level in the same period of 1998. Incoming orders were also not quite as high as a year ago. However, it is common in the project business for clients to place large orders mainly in the second half of the year.

OUTLOOK

In the second half of the year DaimlerChrysler expects to continue its successful development and again achieve significant increases in earnings and revenues. With the sustained strength of the US dollar we anticipate Group revenues to rise to well above Euro 140 billion. The positive economic conditions in the USA and in Western Europe will contribute to this. We are also on target to achieve the synergy savings of Euro 1.3 billion that were announced for 1999.

In the division Passenger Cars Mercedes-Benz, Smart we expect to increase revenues still further in the rest of the year due to the large number of attractive products on offer. However, there is still some uncertainty in connection with the further development of the car markets in Asia and Latin America. If the favorable market trends continue in Europe and the USA we anticipate selling more than one million cars of the Mercedes-Benz and Smart brands this year.

Due to the positive development of the American markets retail sales of passenger cars and trucks in the USA and Canada (including fleet sales) should increase to 18.0 million (17.4 million in 1998). The division Passenger Cars and Trucks Chrysler, Plymouth, Jeep and Dodge anticipates shipping more than 3 million vehicles. We expect a positive impact from the new Dodge Dakota Quad Cab, a compact four-door pickup truck with six seats, which is due to be launched in fall this year.

In the division Commercial Vehicles Mercedes-Benz, Freightliner, Sterling, Setra we will again clearly exceed last year's figure for unit sales because of the positive economic developments in the USA. The business unit Commercial Vehicles NAFTA will benefit from the 20% market growth in Class 8, which should almost completely offset the negative effects of the economic crises in Turkey and Latin America.

debis will continue to build on its success of recent years and intends to increase revenues in the second half of the year considerably. Financial Services will probably achieve new record figures for both new business and portfolio serviced. The merger between the former Daimler-Benz and Chrysler service companies is progressing according to plan; the first positive results and synergies have already been achieved. Also in the second half of 1999 the IT Services business unit expects to gain market share in Europe due to its anticipated double digit growth rates.

At Dasa we anticipate achieving significant growth of business volumes in the business units Civil Aircraft and Space Systems. Almost all of the other areas expect higher revenues. With incoming orders Dasa is unlikely to match the very high level of 1998, which was influenced by the Eurofighter orders. On the other hand, the decision to manufacture the German-French Tiger military helicopter will lead to a boost in incoming orders in the helicopter business.

At Adtranz the implementation of the "future concept" is already showing successful results in our German subsidiaries; this concept will be transferred to all companies worldwide in the context of the TurnAround Program. The Automotive Electronics business unit will also continue to grow. The business unit MTU/Diesel Engines is again expected to achieve higher revenues than in the previous year.

We intend to expand the DaimlerChrysler workforce. As well as the increase due to a larger consolidated group, especially because of the full consolidation of Adtranz, we also plan to create a large number of new jobs. Most of the new staff will be employed in the Services and Aerospace divisions and at TEMIC.

In the framework of the Post-Merger Integration process we are working on 88 key areas and more than 1,200 individual projects. Around 80% of these projects will be brought to a successful conclusion or transferred to the line organization this year. Due to the progress we have already made we are confident that we will achieve the synergies of Euro 1.3 billion announced for 1999.

For 1999 as a whole we expect a distinct rise in operating profit compared with the previous year. Because of more competitive markets we anticipate earnings to increase in line with revenues in percentage terms.

ANALYSIS OF THE FINANCIAL SITUATION

SIGNIFICANT RISE IN OPERATING PROFIT. The DaimlerChrysler Group's operating profit of Euro 5.3 billion for the first half of 1999 includes an amount of Euro 256 million from the sale of 10% of debitel's shares at that company's initial public offering. The operating profit for the first half of 1998 was also marked by one-time effects amounting to approximately Euro 250 million. Adjusting for the one-time effects in both years produces a rise in operating profit of 12% or about Euro 0.5 billion to Euro 5.1 billion. Operating profit in the second quarter of 1999 was Euro 2.6 billion, 7% higher than the comparable figure a year before.

The increase in earnings of the Passenger Cars Mercedes-Benz, smart division came primarily from the ongoing market success of our vehicles, especially the new S-Class, the A-Class and the M-Class. Moreover, we were able to achieve further efficiency improvements at our domestic plants and realized the first synergy benefits from the corporate merger. This more than compensated for the expenditures in connection with the production start-up of the A-Class in Brazil and the measures for the improvement of the market acceptance of the smart. The rise in earnings from Passenger Cars and Trucks Chrysler, Plymouth, Jeep, Dodge was mainly caused by the positive development of the North American markets coupled with an improved model mix, but was partially offset by higher sales incentives. The continuing difficult market situation in most of the foreign markets, especially in Latin America, also had a negative impact on operating profit. Improved earnings in the division Commercial Vehicles Mercedes-Benz, Freightliner, Sterling, Setra were largely due to the continued positive development of the North American and European markets. The positive response of the market to the new brand Sterling and to the Atego were particularly important. The difficult economic situation in Brazil and Turkey continued to burden earnings.

Of the operating profit of the Services division, Euro 256 million is accounted for by the sale of debitel shares at the IPO in the first quarter of 1999. After taking this fact into consideration and adjusting the previous year's earnings for the one-time effect of the debitel-for-Freecom share swap carried out with Metro, the comparable operating profit remained at the level of the previous year. The Aerospace division was able to achieve a substantial increase in profits; contributions to this came from higher deliveries of aircraft and Airbus components, revenue growth and an improvement in the cost structure of the Aero Engines business unit and better results from the preparation of the series production of the Eurofighter. The upward trend of revenues and earnings at the Automotive Electronics business unit continued in the first half of 1999 and operating profit (adjusted for the sale of the semiconductor activities in the first half of 1998) climbed appreciably. At the business unit MTU/Diesel Engines earnings were slightly below the high level of the previous year. Adtranz, which has been fully consolidated since we acquired the remaining 50% stake from ABB, has carried out a major corporate reorganization and initiated additional restructuring measures. Its operating profit was, as expected, still negative.

Financial income of Euro 0.1 billion was well below last year's figure of Euro 0.5 billion. Whereas interest income rose, this was more than offset by charges from the valuation of derivative financial instruments, which did not qualify for hedge accounting according to US GAAP. These charges are mainly a result of the significant appreciation of the US dollar against the euro during the first half of 1999. When the financial instruments mature, the current costs included in financial income will be offset by higher operating profit, as the operating business will then be recorded with a more favorable exchange rate because of the dollar's appreciation. Accordingly, over the total contract period of these hedging measures there is no impact due to exchange rate fluctuations on consolidated net income, but merely shifts between financial income and operating profit.

OPERATING PROFIT BY SEGMENTS


                                                  Jan.-June   Jan.-June   Jan.-June   Apr.-June     Apr.-June
                                                       1999        1999        1998        1999          1998
                                                    US $(1)      [Euro]      [Euro]      [Euro]        [Euro]
Amounts in millions

Passenger Cars
   Mercedes-Benz, smart                               1,182       1,147       1,036         616           523
Passenger Cars & Trucks
   Chrysler, Plymouth, Jeep, Dodge                    2,864       2,778       2,657       1,322         1,304
Commercial Vehicles
   Mercedes-Benz, Freightliner, Sterling, Setra         518         502         487         319           323
Services                                                727         705         481         268           260
Aerospace                                               291         282         199         189           156
Other                                                 (101)        (98)          17       (172)         (105)
Eliminations                                             15          15        (83)          15          (63)
DaimlerChrysler Group                                 5,496       5,331       4,794       2,557         2,398


NET INCOME IMPACTED BY SPECIAL TAXATION EFFECTS. Income before taxes of Euro
5.2 billion is 4% higher than last year. As was the case in the first quarter, income taxes for the DaimlerChrysler Group are significantly affected by the tax reform carried out in Germany in spring 1999 and amount to Euro 2.6 billion. This amount includes special tax effects of Euro 0.6 billion.

Net income in the first six months of 1999 is shown at Euro 2.7 billion (Euro
2.9 billion in 1998). Based on this figure, earnings per share amount to Euro
2.64 (Euro 3.13 in 1998). Adjusting the results of both years to take one-time effects into account increases net income from Euro 2.8 billion to Euro 3.1 billion and basic earnings per share from Euro 3.02 to Euro 3.11.

GROUP EARNINGS IN THE SECOND QUARTER AMOUNT TO EURO 1.5 BILLION AND ARE THUS SLIGHTLY HIGHER THAN A YEAR BEFORE. Basic earnings per share were Euro 1.48 in the second quarter (Euro 1.57 a year before).

BALANCE SHEET AND CASH FLOW STATEMENT MARKED BY SUSTAINED GROWTH OF THE FINANCIAL SERVICES BUSINESS. The increase in the balance sheet total of Euro
24.5 billion (+18%) compared with the end of 1998, resulting in a figure of Euro
160.7 billion, is due not only to the sustained expansion of the leasing and financing business and generally higher volumes of business, but also to currency translation effects. On the assets side it is mainly the items equipment on operating leases and receivables from financial services which have risen disproportionately. For the first time these two items make up more than one third of total assets. The biggest growth on the liabilities side was in financial liabilities, which rose by Euro 13.7 billion to Euro 54.1 billion. Compared with December 31, 1998 stockholder's equity increased by Euro 1.9 billion to Euro 32.3 billion. This is explained not only by the Group's earnings for the first half of the year, but also by positive exchange rate effects. Nevertheless, the equity ratio has fallen slightly compared with the end of 1998 from 21% to 20%. Excluding the financial services business produces an equity ratio of 29%, compared to 28% at the end of 1998.

In order to make the influence of the rapidly growing financial services business on our consolidated financial statements also visible during the year, for the first time in an interim report we have also presented figures for the leasing and sales financing business in the balance sheet and statements of income and cash flow. In the interest of comparability we have presented these activities as if they were performed by an independent company (stand-alone approach). The financial services business achieved income before financial income and income taxes of Euro 439 million (Euro 441 million in 1998). The balance sheet total increased by 28% to Euro 61.0 billion compared with December 31, 1998. The most important items are of course equipment on operating leases as well as receivables and liabilities from financial services, which all show very dynamic growth.

Cash provided by operating activities declined by Euro 2.1 billion to Euro
7.7 billion in comparison with the first half of 1998. A better financial result (before non-cash expenses and income) was more than offset by higher working capital caused by expanded business volume. Cash used for investing activities continued to grow, reaching Euro 14.5 billion (Euro 13.0 billion in the previous year). This was primarily due to the further expansion of the financial services business, where cash used for investing activities rose from Euro 6.8 billion to Euro 10.3 billion. Cash provided by financing activities was still characterized by high borrowings because of the continued high requirement for funds in connection with the leasing and sales financing business and reached Euro 7.6 billion. Financial services alone actually accounted for a total of Euro 8.1 billion compared with Euro 4.9 billion in 1998. Altogether the amount of cash and cash equivalents with initial maturities of less than three months increased in the first six months from Euro 6.3 billion to Euro 7.7 billion; at the same time the overall liquidity position, which includes longer-term investments and securities, improved by Euro 2.0 billion to Euro 21.1 billion.

RECONCILIATION TO OPERATING PROFIT


                                                  Jan.-June   Jan.-June   Jan.-June   Apr.-June     Apr.-June
                                                       1999        1999        1998        1999          1998
                                                    US ($1)      [Euro]      [Euro]      [Euro]        [Euro]
Amounts in millions

Income before financial income and
   income taxes                                       5,296       5,137       4,554       2,431         2,260
+ Interest costs of pensions, net                       180         175         351          90           175
+ Operating income from affiliated, associated
   and related companies                                 45          44          18          31             7
+ Gains on unallocated financial instruments           (26)        (25)       (159)           5          (74)
+ Merger costs                                            -           -          30           -            30
Operating Profit                                      5,496       5,331       4,794       2,557         2,398



CHANGEOVER TO THE YEAR 2000. The adaptation and remediation measures necessary to ensure year 2000 compliance were continued and intensified in the first half of 1999. These activities concentrated not only on data processing systems, but also on the technical equipment and machines in our production facilities, spare parts centers and research and development facilities, as well as on our suppliers and the dealer organizations. In order to allow a smooth transition to the year 2000, by the end of the third quarter - if this has not already been achieved - substantially all critical systems must be modified or replaced and tested for year 2000 compliance. Together with the other automobile manufacturers in Germany and the United States we are also working with our suppliers so that they can make the necessary preparations for the year 2000 changeover.

The following table shows the compliance status as of June 30, 1999:


                                          Status of
                                          compliance
  Critical business computer systems          99%
  Critical plant floor equipment              96%
  Production and critical non-production
     suppliers                                80%
  Vehicle components                         100%
  End-user computing                          85%
Dealers                                       93%


In order to minimize any residual risks, emergency plans will be prepared for all critical processes by the end of September.

The costs for the year 2000 compliance project are expected to amount to approximately Euro 260 million, of which about Euro 190 million had been incurred by June 30, 1999.


DEVELOPMENT OF THE STOCK OPTIONS ISSUED TO MANAGEMENT:


  in Millions                                Number of
                                            conversion
                                              rights
  Outstanding as of January 1, 1999            15.5
  Granted                                        -
  Exercised                                      -
  Repayment                                    (0.2)
  Conversion into Stock Appreciation
  Rights (SARs) (1)                           (15.2)
Outstanding as of June 30, 1999                 0.1


1) In the first half of 1999 the stock purchase rights from the stock option plans issued by Daimler-Benz AG in 1997 and 1998 were converted into Stock Appreciation Rights (SARs). All terms and conditions remained identical, except that the holder of an SAR will have the right to receive cash equal to the difference between the option exercise price and stock price at the time of the exercise. In addition, in the 1st half of 1999 11.4 million SARs were granted with a base price of Euro 89.70 or $ 98.76, half of which can be exercised after two years and the other half after three years.

July 1999
DaimlerChrysler AG
The Board of Management

                       -------------------------
This Consolidated Interim Report contains forward-looking statements based on beliefs of DaimlerChrysler management. When used in this report, the words "anticipate," "believe," "estimate," "expect," "intend," "plan" and "project" are intended to identify forward-looking statements. Such statements reflect the current views of DaimlerChrysler with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results to be materially different, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products, lack of acceptance of new products or services and changes in business strategy. Actual results may vary materially from those projected here. DaimlerChrysler does not intend or assume any obligation to update these forward-looking statements.

CONSOLIDATED STATEMENTS OF INCOME

in millions, except per share amounts


                                                              DaimlerChrysler Group   Financial Services
                                                    Jan.-June  Jan.-June  Jan.-June  Jan.-June   Jan.-June
                                                         1999       1999       1998        1999        1998
                                                         US $     [Euro]     [Euro]      [Euro]      [Euro]
Revenues                                                74,558     72,316     65,729      4,559       3,780
-----------------------------------------------------------------------------------------------------------
Cost of sales                                         (57,973)   (56,230)   (51,775)    (3,713)     (2,997)
-----------------------------------------------------------------------------------------------------------
GROSS MARGIN                                            16,585     16,086     13,954        846         783
-----------------------------------------------------------------------------------------------------------
Selling, administrative and other expenses             (9,208)    (8,931)    (7,593)      (477)       (406)
-----------------------------------------------------------------------------------------------------------
Research and development                               (2,836)    (2,751)    (2,462)          -           -
-----------------------------------------------------------------------------------------------------------
Other income                                               755        733        655         70          64
-----------------------------------------------------------------------------------------------------------
INCOME BEFORE FINANCIAL INCOME AND INCOME TAXES          5,296      5,137      4,554        439         441
-----------------------------------------------------------------------------------------------------------
Financial income, net                                       92         89        464          3          18
-----------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                               5,388      5,226      5,018        442         459
-----------------------------------------------------------------------------------------------------------
Effects of changes in German tax law                     (615)      (597)                    37
-----------------------------------------------------------------------------------------------------------
Income taxes                                           (2,025)    (1,964)                 (161)
-----------------------------------------------------------------------------------------------------------
TOTAL INCOME TAXES                                     (2,640)    (2,561)    (2,065)      (124)       (163)
-----------------------------------------------------------------------------------------------------------
Minority interests                                        (16)       (15)       (31)        (2)         (1)
-----------------------------------------------------------------------------------------------------------
NET INCOME (1)                                           2,732      2,650      2,922        316         295
-----------------------------------------------------------------------------------------------------------
EARNINGS PER SHARE (1)
-----------------------------------------------------------------------------------------------------------
Basic earnings per share                                  2.72       2.64       3.13          -           -
-----------------------------------------------------------------------------------------------------------
Diluted earnings per share                                2.70       2.62       3.04          -           -
-----------------------------------------------------------------------------------------------------------



1) Including the one-time effects discussed in the BUSINESS REVIEW and the ANALYSIS OF THE FINANCIAL SITUATION


in millions, except per share amounts
                                                                 DaimlerChrysler Group     Financial Services
                                                     Jan.-June   Jan.-June   Jan.-June   Jan.-June   Jan.-June
                                                          1999        1999        1998         1999        1998
                                                          US $      [Euro]      [Euro]       [Euro]      [Euro]


Revenues                                                 38,483      37,326      33,867       2,340       1,966
---------------------------------------------------------------------------------------------------------------
Cost of sales                                          (29,798)    (28,902)    (26,777)     (1,903)     (1,566)
---------------------------------------------------------------------------------------------------------------
GROSS MARGIN                                              8,685       8,424       7,090         437         400
---------------------------------------------------------------------------------------------------------------
Selling, administrative and other expenses              (5,049)     (4,897)     (3,667)       (244)       (191)
---------------------------------------------------------------------------------------------------------------
Research and development                                (1,488)     (1,443)     (1,341)           -           -
---------------------------------------------------------------------------------------------------------------
Other income                                                358         347         178          49          29
---------------------------------------------------------------------------------------------------------------
INCOME BEFORE FINANCIAL INCOME AND INCOME TAXES           2,506       2,431       2,260         242         238
---------------------------------------------------------------------------------------------------------------
Financial income, net                                      (11)        (11)         322           4          13
---------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                2,495       2,420       2,582         246         251
---------------------------------------------------------------------------------------------------------------
Effects of changes in German tax law                          -           -                       -
---------------------------------------------------------------------------------------------------------------
Income taxes                                              (945)       (917)                    (90)
---------------------------------------------------------------------------------------------------------------
TOTAL INCOME TAXES                                        (945)       (917)     (1,088)        (90)        (94)
---------------------------------------------------------------------------------------------------------------
Minority interests                                         (17)        (16)        (25)         (1)         (1)
---------------------------------------------------------------------------------------------------------------
NET INCOME (1)                                            1,533       1,487       1,469         155         156
---------------------------------------------------------------------------------------------------------------
EARNINGS PER SHARE (1)
---------------------------------------------------------------------------------------------------------------
Basic earnings per share                                   1.53        1.48        1.57           -           -
---------------------------------------------------------------------------------------------------------------
Diluted earnings per share                                 1.52        1.47        1.52           -           -
---------------------------------------------------------------------------------------------------------------


(1) Including the one-time effects discussed in the BUSINESS REVIEW and the ANALYSIS OF THE FINANCIAL SITUATION

CONSOLIDATED BALANCE SHEETS

in millions


                                                          DaimlerChrysler Group      Financial Services
                                               Jan.-June   Jan.-June   Jan.-June   Jan.-June   Jan.-June
                                                    1999        1999        1998         1999        1998
                                                    US $      [Euro]      [Euro]       [Euro]      [Euro]

ASSETS
---------------------------------------------------------------------------------------------------------
Intangible assets                                   3,028       2,937       2,561         145         104
---------------------------------------------------------------------------------------------------------
Property, plant and equipment, net                 34,216      33,187      29,532         100          53
---------------------------------------------------------------------------------------------------------
Investments and long-term financial assets          3,313       3,214       2,851         801         702
---------------------------------------------------------------------------------------------------------
Equipment on operating leases, net                 22,375      21,702      14,662      17,784      11,776
---------------------------------------------------------------------------------------------------------
FIXED ASSETS                                       62,932      61,040      49,606      18,830      12,635
---------------------------------------------------------------------------------------------------------
Inventories                                        14,552      14,115      11,796         783         654
---------------------------------------------------------------------------------------------------------
Receivables from financial services                34,245      33,215      26,468      33,169      26,460
---------------------------------------------------------------------------------------------------------
Trade and other receivables                        21,363      20,721      18,380       5,867       6,575
---------------------------------------------------------------------------------------------------------
Securities                                         13,662      13,251      12,160         888         597
---------------------------------------------------------------------------------------------------------
Cash and cash equivalents                           7,941       7,702       6,589       1,114         621
---------------------------------------------------------------------------------------------------------
NON-FIXED ASSETS                                   91,763      89,004      75,393      41,821      34,907
---------------------------------------------------------------------------------------------------------
DEFERRED TAXES AND PREPAID EXPENSES                10,955      10,625      11,150         311         143
---------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                      165,650     160,669     136,149      60,962      47,685
---------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
---------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY                               33,311      32,309      30,367       5,233       4,462
---------------------------------------------------------------------------------------------------------
MINORITY INTERESTS                                    535         519         691          20          17
---------------------------------------------------------------------------------------------------------
Accrued liabilities for retirement plans           18,669      18,108      16,618          91          83
---------------------------------------------------------------------------------------------------------
Other accrued liabilities                          21,582      20,933      18,011         403         322
---------------------------------------------------------------------------------------------------------
ACCRUED LIABILITIES                                40,251      39,041      34,629         494         405
---------------------------------------------------------------------------------------------------------
Financial liabilities                              55,815      54,137      40,430      48,301      36,799
---------------------------------------------------------------------------------------------------------
Trade and other liabilities                        25,455      24,689      22,097       2,967       2,570
---------------------------------------------------------------------------------------------------------
LIABILITIES                                        81,270      78,826      62,527      51,268      39,369
---------------------------------------------------------------------------------------------------------
DEFERRED TAXES AND INCOME                          10,283       9,974       7,935       3,947       3,432
---------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                 132,339     128,360     105,782      55,729      43,223
---------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY        165,650     160,669     136,149      60,962      47,685
---------------------------------------------------------------------------------------------------------


CONSOLIDATED STATEMENTS OF CASH FLOWS

in millions


                                                                                   DaimlerChrysler Group       Financial Services
                                                                        Jan.-June   Jan.-June   Jan.-June    Jan.-June   Jan.-June
                                                                             1999        1999        1998         1999        1998
                                                                             US $      [Euro]      [Euro]       [Euro]      [Euro]

Net income                                                                   2,732       2,650       2,922         316         295
----------------------------------------------------------------------------------------------------------------------------------
Income applicable to minority interests                                         16          15          31           2           1
----------------------------------------------------------------------------------------------------------------------------------
Gain on disposals of business                                                 (280)       (272)       (281)          -           -
----------------------------------------------------------------------------------------------------------------------------------
Depreciation and amortization of equipment on operating leases               1,497       1,452         865       1,337         843
----------------------------------------------------------------------------------------------------------------------------------
Depreciation and amortization of fixed assets                                2,932       2,844       2,691          28          15
----------------------------------------------------------------------------------------------------------------------------------
Change in deferred taxes                                                     1,661       1,611         579         227         136
----------------------------------------------------------------------------------------------------------------------------------
Change in financial instruments                                                121         118        (109)         (9)          -
----------------------------------------------------------------------------------------------------------------------------------
(Gain) loss on disposal of fixed assets/securities                            (170)       (165)        (84)         26           -
----------------------------------------------------------------------------------------------------------------------------------
Change in trading securities                                                   472         458        (134)          -           -
----------------------------------------------------------------------------------------------------------------------------------
Change in accrued liabilities                                                1,919       1,861       1,056          61          18
----------------------------------------------------------------------------------------------------------------------------------
Change in current assets and liabilities:
- inventories, net                                                          (2,103)     (2,040)       (786)       (118)          3
----------------------------------------------------------------------------------------------------------------------------------
- trade receivables                                                         (1,248)     (1,210)       (286)        565         211
----------------------------------------------------------------------------------------------------------------------------------
- trade liabilities                                                            339         329       1,130         116           -
----------------------------------------------------------------------------------------------------------------------------------
- other assets and liabilities                                                  99          96       2,210         131         741
----------------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY OPERATING ACTIVITIES                                        7,987       7,747       9,804       2,682       2,263
----------------------------------------------------------------------------------------------------------------------------------
Purchases of fixed assets:
- Increase in equipment on operating leases                                 (9,465)     (9,181)     (5,296)     (7,255)     (3,314)
----------------------------------------------------------------------------------------------------------------------------------
- Purchases of property, plant and equipment                                (4,049)     (3,927)     (3,900)        (25)        (11)
----------------------------------------------------------------------------------------------------------------------------------
- Purchases of other fixed assets                                             (215)       (209)       (217)        (34)        (29)
----------------------------------------------------------------------------------------------------------------------------------
Proceeds from disposals of equipment on operating leases                     3,898       3,781       3,006       1,312       1,004
----------------------------------------------------------------------------------------------------------------------------------
Proceeds from disposals of fixed assets                                        340         330         239           8          23
----------------------------------------------------------------------------------------------------------------------------------
Payments for acquisitions of businesses                                       (678)       (658)       (353)        (31)          -
----------------------------------------------------------------------------------------------------------------------------------
Proceeds from disposals of businesses                                          387         375         565           -           -
----------------------------------------------------------------------------------------------------------------------------------
Increase in receivables from financial services, net                        (4,245)     (4,117)     (4,899)     (4,330)     (4,945)
----------------------------------------------------------------------------------------------------------------------------------
Acquisitions of securities (other than trading), net                        (1,717)     (1,665)     (1,120)         25         (44)
----------------------------------------------------------------------------------------------------------------------------------
Change in other cash                                                           773         750      (1,012)          6         494
----------------------------------------------------------------------------------------------------------------------------------
CASH USED FOR INVESTING ACTIVITIES                                         (14,971)    (14,521)    (12,987)    (10,324)     (6,822)
----------------------------------------------------------------------------------------------------------------------------------
Change in financial liabilities (including amounts for commercial paper borrowings, net, of Euro 6,436 ($ 6,636) and Euro 303 in 1999
 and 1998, respectively)                                                    10,203       9,896       4,374       8,089       4,860
----------------------------------------------------------------------------------------------------------------------------------
Dividends paid                                                             (2,452)      (2,378)     (6,251)          -        (210)
----------------------------------------------------------------------------------------------------------------------------------
Proceeds from issuance of capital stock (including minority interests)         76           74       3,966          22         274
----------------------------------------------------------------------------------------------------------------------------------
Purchase of treasury stock                                                      -            -       (264)           -           -
----------------------------------------------------------------------------------------------------------------------------------
Proceeds from special distribution tax refund                                   -            -       1,487           -           -
----------------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY FINANCING ACTIVITIES                                        7,827       7,592       3,312       8,111       4,924
----------------------------------------------------------------------------------------------------------------------------------
Effect of foreign exchange rate changes on cash and
cash equivalents (up to 3 months)                                             600          582         124          24           4
----------------------------------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents (up to 3 months)                   1,443       1,400         253         493         369
----------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS (UP TO 3 MONTHS) AT BEGINNING OF PERIOD            6,476       6,281       6,634         621         682
----------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS (UP TO 3 MONTHS) AT END OF PERIOD                  7,919       7,681       6,887       1,114       1,051
----------------------------------------------------------------------------------------------------------------------------------


INFORMATION

Publications for our shareholders
DaimlerChrysler Annual Report
(German, English)
Form 20-F
(English)
DaimlerChrysler Aerospace (Dasa) Annual Report
(German and English)
DaimlerChrysler Services (debis) Annual Report
(German and English)
DaimlerChrysler Interim Reports for 1st, 2nd and 3rd quarters (German, English and French)
DaimlerChrysler Environmental Report
(German and English)
Disk with financial information
(English; editable MS EXCEL tables)

The above publications can be requested from:
DaimlerChrysler AG
D-70546 Stuttgart

The information can also be ordered by phone
(answering machine) or fax under the following number:
(49) 711-1792287

Additional information on DaimlerChrysler is available on the internet at:
HTTP://WWW.DAIMLERCHRYSLER.COM.

Interim Report January through September
October 28, 1999


Investor Relations

Stuttgart:
Phone 0049 711 17 92197, 17 92286 or 17 92261
Fax   0049 711 17 95235 or 17 94075

Auburn Hills:
Phone 001 248 512 2950
Fax   001 248 512 2912

Conception and Content
DaimlerChrysler AG,
Investor Relations

DaimlerChrysler
Stuttgart, Germany
Auburn Hills, USA
www.DaimlerChrysler.com

                                   SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   DaimlerChrysler AG



                                   By:   /S/ PPA. HANS-GEORG BRUNS
                                         -------------------------------------
                                         Name:        Dr. Hans-Georg Bruns
                                         Title:       Vice President
                                                      Chief Accounting Officer



                                   By:   /S/ I.V. ROBERT KOETHNER
                                         -------------------------------------
                                         Name: Robert Koethner
                                         Title: Director



Date:  July 29, 1999